UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	July 22, 2026	By:	/s/ Jessica Syms
			Name:	Jessica Syms
			Title:	Assistant Vice-President and Corporate Secretary

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	News release: Union Pacific and CN Reach Agreement to Expand Customer Opportunities in Connection with Merger

News Release

Union Pacific and CN Reach Agreement to Expand Customer
Opportunities in Connection with Merger

MONTREAL, July22, 2026 — CN (TSX: CNR) (NYSE: CNI) and Union Pacific (NYSE: UNP) announced today that they have signed a binding Memorandum of Understanding establishing a framework for CN to secure competitive access in connection with the proposed transaction between Union Pacific and Norfolk Southern (NYSE: NSC).

The settlement agreement preserves customer options and resolves terminal railroad ownership issues, while expanding CN’s presence in the Midwest and reaffirming gateway protections for all customers and railroads.

Under the settlement agreement, which is contingent on the Surface Transportation Board’s (STB) approval and closing of the merger:

•	CN gains access to shipper facilities where Class I railroad options would be reduced from 2-to-1 or 3-to-2, where commercially and operationally feasible.

•	CN acquires Norfolk Southern's ownership interests in the Kansas City Terminal Railway Company (KCT) and the Terminal Railroad Association of St. Louis (TRRA).

•	CN gains new access in the Midwest through overhead rights between Tuscola, Illinois, and East St. Louis, Illinois, and rights to serve customers between St. Louis, Missouri, and Kansas City, Missouri. For the first time, CN will have a footprint in the heart of Kansas City, with usage of Union Pacific’s Neff Yard.

•	CN will not oppose the Union Pacific-Norfolk Southern merger. Both parties will collaborate through the STB process to ensure that this agreement takes effect.

“From day one, we’ve said our merger with Norfolk Southern will preserve and enhance competitive options and create a stronger railroad industry that delivers better service for customers,” said Union Pacific CEO Jim Vena. “This settlement agreement reinforces those commitments by giving expanded access and operating rights to a tough competitor.”

“As the rail industry considers significant structural change, it is essential that customers continue to benefit from meaningful competition and choice,” said CN President and CEO Tracy Robinson. “This framework would preserve competitive access to key markets, including Kansas City, while positioning CN to continue providing reliable and efficient options for customers across North America.”

Forward-Looking Statements

Certain statements by CN and Union Pacific included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The companies caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements reflect information as of the date on which they are made. The companies assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or Union Pacific do update any forward-looking statement, no inference should be made that they will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Jamie Lockwood
Senior Manager	Vice-President
Media Relations	Investor Relations & Special Projects
(438) 596-4329	(514) 399-0052

media@cn.ca	investor.relations@cn.ca

ABOUT UNION PACIFIC

Union Pacific (NYSE: UNP) delivers the goods families and businesses use every day with safe, reliable and efficient service. Operating in 23 western states, the company connects its customers and communities to the global economy. Trains are the most environmentally responsible way to move freight, helping Union Pacific protect future generations. More information about Union Pacific is available at www.up.com.

Union Pacific Media Contact:

media@up.com

www.up.com

www.facebook.com/unionpacific

www.twitter.com/unionpacific